ROBERT L. B. DIENER
Attorney at Law
56 Laenani Street
Haiku, HI 96708
(310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

April 15, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Duc Dang, Senior Counsel

Re:	Mikojo Incorporated
Form 10-K for Fiscal Year Ended June 30, 2010
Filed November 22, 2010
File No. 000-53185

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 10, 2011 addressed to Mr. Timothy Neher, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Annual Report on Form 10-K for the period ended June 30, 2010.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections Form 10-K have been referenced.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant's Common Equity…, page 18

1.
On page 29, we note that you adopted the Mikojo Incorporated 2009 Stock Plan.  It does not appear that you have provided the tabular disclosure required by Item 201(d) of Regulation S-K. Please tell us why you have not included such information in this section.

Duc Dang, Senior Counsel
April 15, 2011

COMPANY RESPONSE:

The failure to include the tabular disclosure required by Item 201(d) was an oversight.  The tabular disclosure has been included in the Company’s amended Form 10-K.

Compliance with Section 16(a) of the Securities Exchange Act, page 28

2.
Your last sentence in this section does not actually disclose your belief concerning compliance with Section 16(a) of the Exchange Act. Please provide us with a sample of the complete disclosure required by this section and include such disclosures in future filings, as applicable. Please refer to Item 405 of Regulation S-K.

COMPANY RESPONSE:

The Company has included the required disclosure with respect to compliance with Section 16(a) of the Securities Exchange Act in its amended form 10-K and will include such disclosures in its future filings.

Item 13. Certain Relationships and Related Transactions, page 31.

3.
Please tell us how you determined that the notes or shares issued to certain shareholders, as disclosed in the notes to your financial statements, should not be discussed in this section. Please refer to Item 404(d) of Regulation S-K.

COMPANY RESPONSE:

We have included the required disclosure in the Company’s amended Form 10-K.

Item 15. Exhibits Financial Statement Schedules, page 32

4.
It does not appear that you have included all applicable exhibits in this list. Please tell us how you determined that you do not have to file any governing documents, material contracts, or your code of ethics. Please refer to Item 601 of Regulation S-K. If you determine that you have not filed all applicable exhibits, please identify such exhibits and confirm that you will file or incorporate such documents by reference with your next periodic report.

Duc Dang, Senior Counsel
April 15, 2011

5.  COMPANY RESPONSE:

We have included or incorporated by reference all documents required by Item 601 in the Company’s amended Form 10-K.

Signatures, page 33

5.	Please tell us whether Timothy Neher is also your principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

COMPANY RESPONSE:

Mr. Neher is the Company’s principal accounting officer and we have so indicated in the Company’s amended Form 10-K.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

By:	/S/ Robert L. B. Diener
Robert L. B. Diener